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                             May 20, 2021

       Jeffrey S. Beebe
       Chief Executive Officer
       RealyInvest NNN, LLC
       2000 PGA Blvd, Suite 4440
       Palm Beach Gardens, FL 33408

                                                        Re: RealyInvest NNN,
LLC
                                                            Amendment No. 5 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 7, 2021
                                                            File No. 024-11345

       Dear Mr. Beebe:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2021 letter.

       Amendment No. 5 to Form 1-A filed on May 7, 2021

       General

   1. We note your revised disclosure in response to comment 1. We are unable to concur with your analysis that your
offering, as presented, is eligible under Regulation A. It does not appear that you have
identified a property that is probable of acquisition. Once you have identified a probable
acquisition and have revised your filing accordingly, we will provide more detailed comments
related to your offering statement and our prior comments.

              You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
       you have questions regarding comments on the financial statements and related matters. Please
 Jeffrey S. Beebe
RealyInvest NNN, LLC
May 20, 2021
Page 2

contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                        Sincerely,
FirstName LastNameJeffrey S. Beebe
                                                        Division of Corporation
Finance
Comapany NameRealyInvest NNN, LLC
                                                        Office of Real Estate &
Construction
May 20, 2021 Page 2
cc:       Marty Tate
FirstName LastName